                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. )

                            CHAPARRAL RESOURCES, INC.
                                (Name of Issuer)

                    Common Stock, Par Value, $0.10 Per Share
                         (Title of Class of Securities)

                                    159420207
                                 (CUSIP Number)

                               Gaetano J. Casillo
                          Allen & Company Incorporated
           711 Fifth Avenue, New York, New York 10022, (212) 832-8000
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                November 26, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-d-1(b)(3) or (4), check the following box [X].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

-------------------
CUSIP No. 159420207
-------------------

==============================================================================
1  NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
   PERSON
     Allen Holding Inc.
-----------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a)  [x]
                                                                      (b)  [ ]
-----------------------------------------------------------------------------
3  SEC USE ONLY
-----------------------------------------------------------------------------
4  SOURCE OF FUNDS
     Not Applicable
-----------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(E)                                          [ ]
-----------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
-----------------------------------------------------------------------------
       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
-----------------------------------------------------------------------------
7  SOLE VOTING POWER

-----------------------------------------------------------------------------
8  SHARED VOTING POWER
     7,959,058 (includes 1,828,720 shares underlying warrants to purchase shares of the Issuer's Common Stock.)
-----------------------------------------------------------------------------
9  SOLE DISPOSITIVE POWER
        0
-----------------------------------------------------------------------------
10 SHARED DISPOSITIVE POWER
     7,959,058 (includes 1,828,720 shares underlying warrants to purchase shares of the Issuer's Common Stock.)
-----------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     7,959,058 (includes 1,828,720 shares underlying warrants to purchase shares of the Issuer's Common Stock.)
-----------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                    [ ]
-----------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     16.3%
-----------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON
          HC
==============================================================================

                                 SCHEDULE 13D

-------------------
CUSIP No. 159420207
-------------------

==============================================================================
1  NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
   PERSON
     Allen & Company Incorporated
-----------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a)  [x]
                                                                      (b)  [ ]
-----------------------------------------------------------------------------
3  SEC USE ONLY
-----------------------------------------------------------------------------
4  SOURCE OF FUNDS
     WC
-----------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(E)                                          [ ]
-----------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
     New York
------------------------------------------------------------------------------
       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
------------------------------------------------------------------------------
7  SOLE VOTING POWER
     0
-----------------------------------------------------------------------------
8  SHARED VOTING POWER
     7,959,058 (includes 1,828,720 shares underlying warrants to purchase shares of the Issuer's Common Stock.)
-----------------------------------------------------------------------------
9  SOLE DISPOSITIVE POWER
     0
-----------------------------------------------------------------------------
10 SHARED DISPOSITIVE POWER
     7,959,058 (includes 1,828,720 shares underlying warrants to purchase shares of the Issuer's Common Stock.)
---------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     7,959,058 (includes 1,828,720 shares underlying warrants to purchase shares of the Issuer's Common Stock.)
-----------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                         [ ]
-----------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     16.3%
-----------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON
          CO, BD
==============================================================================

                                 SCHEDULE 13D


Item 1.   Security and Issuer

          (a)  Class of Securities: Common Stock, par value, $0.10 per share
                                    ("Common Stock")

          (b)  Issuer:   Chaparral Resources, Inc. (the "Issuer")
                         621 17th Street, Suite 1301
                         Denver, CO. 80293

Item 2.   Identity and Background

     a.   Name:          Allen & Company Incorporated ("ACI")

                         See Exhibit A for Officers and Directors of ACI. ACI, a New York corporation is a wholly-owned subsidiary of Allen Holding Inc., a Delaware corporation.

     b.   Address:       711 Fifth Avenue
                         New York, New York  10022

     c.   Business or
          occupation:    Investment Banking

     d. Neither ACI, nor any individual listed in Exhibit A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.

     e. During the last five years, neither ACI, nor any individual listed in Exhibit A attached hereto, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     f.   Citizenship
          or Place of
          Organization:  New York

                         Citizenship of the Officers and
                         Directors of ACI is set forth in Exhibit
                         A hereto.

     a.   Name:          Allen Holding Inc. ("AHI")
                         See Exhibit A for Officers and Directors of Allen Holding Inc.

     b.   Address:       711 Fifth Avenue
                         New York, New York  10022

     c.   Business or
          occupation:    Holding Company

     d. Neither AHI nor any individual listed in Exhibit A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.

     e. During the last five years, neither AHI nor any individual listed in Exhibit A attached hereto, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     f.   Citizenship or
          Place of
          Organization:  Delaware

                         Citizenship of the Officers and
                         Directors of Allen Holding Inc. is set
                         forth in Exhibit A hereto.

Item 3.   Source and Amount of Funds or Other Consideration

          ACI purchased, on behalf of itself and certain other individuals, 4,590,338 Shares of the Issuer's Common Stock in connection with a Stock Purchase Agreement (a copy of which is attached hereto as Exhibit C) dated November 26, 1997, by and between ACI, as Purchaser, and Victory Ventures LLC, as Seller. A total of 200,000 of such shares are not deemed to be beneficially owned by ACI. ACI purchased the shares at a price of $2.00 per share for an aggregate purchase price of $9,180,676.

Item 4.   Purpose of Transaction

          ACI purchased, on behalf of itself and certain other individuals, 4,590,338 Shares of the Issuer's Common Stock in connection with a Stock Purchase Agreement (a copy of which is attached hereto as Exhibit C) dated November 26, 1997, by and between ACI, as Purchaser, and Victory Ventures LLC, as Seller. A total of 200,000 of such shares are not deemed to be beneficially owned by ACI. ACI purchased the shares at a price of $2.00 per share for an aggregate purchase price of $9,180,676.

Item 5.   Interest in Securities of the Issuer

          (a) As of the close of business on November 26, 1997, the Reporting Persons, by virtue of the language of Rule 13d-3(d)(1)(i), may be deemed to own beneficially in the aggregate the number and percentage of the Issuer's Common Stock set forth opposite their names below (based upon the number of Shares of Common Stock that were reported to be outstanding by the Issuer.)

==============================================================================
        Name             Shares of Common Stock             Percentage
-----------------------------------------------------------------------------
Allen Holding Inc.                 7,959,058(1)(2)(3)(4)         16.3%
-----------------------------------------------------------------------------
Allen & Company Incorporated       7,959,058(1)(2)(3)            16.3%
---------------------------------------------------------------------------
==============================================================================

(1) Includes 1,828,720 shares underlying warrants to purchase shares of the Issuer's Common Stock.
(2) Does not include certain shares owned directly by certain officers and stockholders of ACI and AHI with respect to which ACI and AHI disclaim beneficial ownership. Certain officers and stockholders of AHI and ACI may be deemed to beneficially own certain shares of the Issuer's Common Stock reported to be beneficially owned directly by ACI and AHI.
(3)    Excludes shares held in ACI's market maker account.
(4)    Represents shares owned by ACI, a wholly-owned subsidiary of AHI.

       (b) AHI owns 100% of the outstanding stock of ACI, and so may be deemed to beneficially own the shares which ACI owns as reported in Item 5(a) herein.

       (c) In addition to the shares purchased in connection with the Stock Purchase Agreement described above, no trades were made by ACI or AHI for their own account in the past 60 days except in ACI's capacity as a market maker.

       (d) To the best of Reporting Persons' knowledge, except as set forth herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock which Reporting Persons may be deemed to own beneficially.

       (e)    Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer

       (a) Stock Purchase Agreement dated November 26, 1997 by and between Allen & Company Incorporated ("Purchaser") and Victory Ventures LLC ("Seller") is attached hereto as Exhibit C.

Item 7.   Material to be filed as Exhibits

          Exhibit A -- Directors and Executive Officers of Allen Holding Inc. and Allen & Company Incorporated.

          Exhibit B -- Joint Filing Agreement dated December 9, 1997.

          Exhibit C -- Stock Purchase Agreement

       After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  December 9, 1997


ALLEN HOLDING INC.


  By:  /s/ Gaetano J. Casillo
----------------------------------------
       Gaetano J. Casillo
       Vice President

ALLEN & COMPANY INCORPORATED


  By:  /s/ Gaetano J. Casillo
----------------------------------------
       Gaetano J. Casillo
       Vice President

       After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  December 9, 1997


ALLEN HOLDING INC.


  By:
----------------------------------------
       Gaetano J. Casillo
       Vice President

ALLEN & COMPANY INCORPORATED


  By:
----------------------------------------
       Gaetano J. Casillo
       Vice President

                                   EXHIBIT A


            OFFICERS AND DIRECTORS OF ALLEN & COMPANY INCORPORATED


        Name xx             Business       Principal Occupation (i.e.,
                             Address       Position with Allen & Company
                                           Incorporated

Herbert A. Allen                x          President, Managing Director,
                                           Director, Chief Executive Officer

Herbert A. Allen III            x          Vice President, Director

Grace Allen                     x          Director

Eran S. Ashany                  x          Vice President, Director

Jonathan S. Bean                x          Vice President

Robert E. Beers                 x          Vice President

Edmund M. Bleich                x          Vice President

Denise Calvo-Silver             x          Vice President, Director

Dominick J. Cantalupo           x          Co-Chief Operations Officer, Vice
                                           President

Marvyn Carton                   x          Director - Emeritus

Gaetano J. Casillo              x          Chief Compliance Officer, Vice
                                           President

Robert H. Cosgriff              x          Chief Administrative Officer,
                                           Executive Vice President, Managing
                                           Director, Director

Richard M. Crooks, Jr.          x          Director

Thalia V. Crooks                x          Vice President, Director

Mary L. Cullen                  x          Vice President, Secretary, Director

Orin F. Devereux                x          Vice President, Director

        Name xx             Business       Principal Occupation (i.e.,
                             Address       Position with Allen & Company
                                           Incorporated

Howard M. Felson                x          Assistant Secretary, Vice President

Anthony J. Ferrante             x          Treasurer

Richard Fields                  x          Executive Vice President, Managing
                                           Director, Director

Paul A. Gould                   x          Executive Vice President, Managing
                                           Director, Director

John G. Hall                    x          Vice President - Elect, Director

Daniel P. Harley                x          Vice President

John H. Josephson               x          Vice President, Director

Clark R. Keough                 x          Vice President, Director

Donald R. Keough                x          Chairman of the Board, Director

Dara Khosrowshahi               x          Vice President, Director

Kaveh A. Khosrowshahi           x          Vice President, Director

Neal Kopp                       x          Vice President

Irwin H. Kramer                 x          Executive Vice President, Managing
                                           Director, Director

Terry Allen Kramer              x          Director

Suzanne G. Kucera               x          Vice President - Elect, Director

Robert J. Kurz                  x          Vice President

William F. Leimkuhler           x          Assistant Secretary, Vice President
                                           General, Counsel

Jeffrey J. Logan                x          Vice President

Sharon K. Losee                 x          Vice President

Dan W. Lufkin                   x          Special Advisor to the Board of
                                           Directors

        Name xx             Business       Principal Occupation (i.e.,
                             Address       Position with Allen & Company
                                           Incorporated

Ellen F. Lynch                  x          Vice President

Robert A. Mackie                x          Executive Vice President, Managing
                                           Director, Director

James C. Maiden, Jr.            x          Vice President

Terence A. McCarthy             x          Co-Chief Operations Officer, Vice
                                           President

Robert C. Miller                x          Vice President - Elect, Director

Brian J. Murphy                 x          Vice President, Director

Louis J. Mustacchio             x          Vice President

Walter T. O'Hara, Jr.           x          Executive Vice President, Managing
                                           Director, Director

Glenn A. Okun                   x          Vice President, Director

Nancy B. Peretsman              x          Executive Vice President, Managing
                                           Director, Director

Patrick S. Perry                x          Vice President, Director

Pamela M. Plager                x          Vice President, Director

Eugene Protash                  x          Vice President, Assistant Secretary

Philip D. Scaturro              x          Executive Vice President, Managing
                                           Director, Director

John A. Schneider               x          Executive Vice President, Managing
                                           Director, Director

Enrique F. Senior               x          Executive Vice President, Managing
                                           Director, Director

        Name xx             Business       Principal Occupation (i.e.,
                             Address       Position with Allen & Company
                                           Incorporated


Stanley S. Shuman               x          Executive Vice President, Managing
                                           Director, Director

John M. Simon                   x          Executive Vice President, Managing
                                           Director, Director

Daniel Selmonosky               x          Vice President, Director

Ian G. Smith                    x          Vice President - Elect

Lauren M. Tyler                 x          Vice President, Director

Dennis J. Warfield              x          Vice President,Chief Information
                                           Officer

Kim M. Weiland                  x          Chief Financial Officer, Director,
                                           Vice President, Assistant Secretary

Edward D. Weinberger            x          Vice President, Director

Harold M. Wit                   x          Executive Vice President, Managing
                                           Director, Director

x 711 Fifth Avenue, New York, New York 10022-3194.

xx All the Executive Officers and Directors of Allen & Company Incorporated are U.S. citizens unless otherwise indicated.


                            OFFICERS AND DIRECTORS
                             OF ALLEN HOLDING INC.


        Name xx             Business       Principal Occupation (i.e.,
                             Address       Position with Allen Holding Inc.)


Herbert A. Allen                x          President, Managing Director,
                                           Director, Chief Executive Officer

Herbert A. Allen, III           x          Vice President, Director

Grace Allen                     x          Director

Eran S. Ashany                  x          Vice President

Jonathan S. Bean                x          Vice President - Elect

Robert E. Beers                 x          Vice President - Elect

Edmund M. Bleich                x          Vice President

Denise Calvo-Silver             x          Vice President, Director

Dominick J. Cantalupo           x          Co-Chief Operations Officer, Vice
                                           President

Marvyn Carton                   x          Director - Emeritus

Gaetano J. Casillo              x          Chief Compliance Officer, Vice
                                           President

Robert H. Cosgriff              x          Chief Administrative Officer,
                                           Executive Vice President, Managing
                                           Director, Director

Richard M. Crooks, Jr.          x          Director

Thalia V. Crooks                x          Vice President, Director

Mary L. Cullen                  x          Vice President, Secretary, Director

Orin F. Devereux                x          Vice President, Director

Howard M. Felson                x          Assistant Secretary, Vice President

        Name xx             Business       Principal Occupation (i.e.,
                             Address       Position with Allen & Company
                                           Incorporated

Anthony J. Ferrante             x          Treasurer

Richard L. Fields               x          Executive Vice President, Managing
                                           Director, Director Executive Vice
                                           President, Managing Director,
                                           Director

John G. Hall                    x          Vice President - Elect, Director

Daniel P. Harley                x          Vice President

John H. Josephson               x          Vice President, Director

Donald R. Keough                x          Chairman, Director

Clark R. Keough                 x          Vice President, Director

Dara Khosrowshahi               x          Vice President, Director

Kaveh A. Khosrowshahi           x          Vice President, Director

Neal Kopp                       x          Vice President

Irwin H. Kramer                 x          Executive Vice President, Managing
                                           Director, Director

Terry Allen Kramer              x          Director

Suzanne G. Kucera               x          Vice President - Elect, Director

Robert J. Kurz                  x          Vice President

P. Don Lattimer                 x          Executive Vice President, Managing
                                           Director, Director

William F. Leimkuhler           x          Assistant Secretary, Vice President
                                           General, Counsel

Jeffrey J. Logan                x          Vice President

Sharon K. Losee                 x          Vice President

Dan W. Lufkin                   x          Special Advisor to the Board of
                                           Directors

Ellen F. Lynch                  x          Vice President

        Name xx             Business       Principal Occupation (i.e.,
                             Address       Position with Allen & Company
                                           Incorporated

Robert A. Mackie                x          Executive Vice President, Managing
                                           Director, Director

James C. Maiden, Jr.            x          Vice President

Terence C. McCarthy             x          Co-Chief Operations Officer, Vice
                                           President Vice President - Elect,
                                           Director

Brian J. Murphy                 x          Vice President, Director

Louis J. Mustacchio             x          Vice President

Walter T. O'Hara                x          Executive Vice President, Managing
                                           Director, Director

Glenn A. Okun                   x          Vice President, Director

Nancy B. Peretsman              x          Executive Vice President, Managing
                                           Director, Director

Patrick S. Perry                x          Vice President, Director

Pamela M. Plager                x          Vice President, Director

Eugene Protash                  x          Assistant Secretary, Vice President

Philip D. Scaturro              x          Executive Vice President, Managing
                                           Director, Director

John A. Schneider               x          Executive Vice President, Managing
                                           Director, Director

Daniel Selmonosky               x          Vice President, Director

Enrique F. Senior               x          Executive Vice President, Managing
                                           Director, Director

Stanley S. Shuman               x          Executive Vice President, Managing
                                           Director, Director

        Name xx             Business       Principal Occupation (i.e.,
                             Address       Position with Allen & Company
                                           Incorporated

John M. Simon                   x          Executive Vice President, Managing
                                           Director, Director

Ian G. Smith                    x          Vice President - Elect

Lauren M. Tyler                 x          Vice President, Director

Dennis J. Warfield              x          Vice President, Chief Information
                                           Officer

Kim M. Weiland                  x          Chief Financial Officer, Vice
                                           President, Director, Assistant
                                           Secretary

Edward D. Weinberger            x          Vice President, Director Executive
                                           Vice President, Managing Director,
                                           Director






x         711 Fifth Avenue, New York, New York 10022-3194.

xx All the Executive Officers and Directors of Allen Holding Inc. are U.S. citizens unless otherwise indicated.

                                   EXHIBIT B

                            JOINT FILING AGREEMENT

       In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, par value $0.10 per share, of Chaparral Resources, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 9th day of December 1997.

ALLEN HOLDING INC.

      /s/ Gaetano J. Casillo
  By:------------------------------
     Gaetano J. Casillo
     Vice President


ALLEN & COMPANY INCORPORATED

       /s/ Gaetano J. Casillo
  By:------------------------------
     Gaetano J. Casillo
     Vice President

<Ex.C>

                           Stock Purchase Agreement

       This STOCK PURCHASE AGREEMENT (the "Agreement"), dated this 26th day of November, 1997, is made by and between Allen & Company Incorporated, on its own behalf and on behalf of itself and certain of its investors (collectively, "Purchaser"), and Victory Ventures LLC ("Seller").

       WHEREAS, the Seller owns an aggregate of 4,590,299 shares (the "Shares") of the Common Stock, par value $.10 per share (the "Common Stock"), of Chaparral Resources, Inc., a Colorado corporation ("Chaparral"); and

       WHEREAS, Purchaser desires to purchase the Shares from Seller, and Seller desires to sell the Shares to the Purchaser, all in accordance with the terms and provisions of this Agreement.

       NOW, THEREFORE, in consideration of the premises and the mutual covenants herein contained the parties hereto hereby agree as follows:

       1. Purchase and Sale. Subject to the terms and conditions of this Agreement, Purchaser hereby purchases from Seller the Shares (together with the registration rights appurtenant thereto as set forth in that (i) Subscription Agreement dated April 22, 1997 between Seller and Chaparral and
(ii) the Warrant dated as of April 22, 1997 (copies of each of which have previously been delivered to Purchaser), and Seller hereby sells the Shares and assigns the registration rights appurtenant thereto to Purchaser, in consideration for the payment by Purchaser to Seller of the amount of $2.00 per Share (or $9,180,598.00 in the aggregate) payable in cash (the "Purchase Price"). As soon as practicable following the execution and delivery of this Agreement, Purchaser shall deliver the Purchase Price to Seller and Seller shall deliver or cause to be delivered to Purchaser stock certificates representing the Shares, registered in Purchaser's name or duly endorsed for transfer to the Purchaser. Seller agrees to cooperate with Purchaser and to take all reasonable actions necessary or desirable to effectuate the transfer of the Shares to Purchaser.

       2. Transfer of Beneficial Ownership. The Purchaser shall assume all of the benefits of ownership of the Shares upon the execution of this Agreement on the date hereof, and Victory on behalf of itself and Seller agrees to deliver to Purchaser all dividends, distributions, interest and other proceeds or amounts received by Seller from and after the date hereof in respect of the Shares.

       3. Representations and Warranties of Seller.

       Seller hereby represents and warrants to Purchaser that (i) the Shares being sold by Seller are owned by Seller free and clear of all liens, charges or encumbrances of any kind and (ii) that the registration rights appurtenant to the Shares are currently assignable.

       4. Representations, Warranties and Covenants of Purchaser. Purchaser represents and warrants to Seller as follows:

          (a) Purchaser is an accredited investor (as that term is defined in the Securities Act of 1933, as amended (the "Act"), and the regulations thereunder, and Purchaser has such knowledge and experience in financial and business matters as is required for evaluating the merits and risks of an investment in the Shares. Purchaser and its agents and attorneys have been provided with such information with respect to the business of Chaparral as it requested or deemed appropriate and have carefully reviewed the same, and any questions that the Purchaser had with respect thereto have been answered to the full satisfaction of the Purchaser. The Purchaser acknowledges that except as expressly set forth herein, Seller has not made any representations or warranties pertaining to Chaparral or the Shares;

          (b) Purchaser is aware that the Shares have not been registered under the Act and agrees that such Shares shall not be sold, hypothecated or otherwise transferred in the absence of such registration unless such contemplated transfer is exempt from the registration requirements of the Act. The undersigned hereby acknowledges that the certificate representing the Shares shall be legended to reflect such restrictions.

          (c) Purchaser is acquiring the Shares for its own account, for investment purposes only and not with a view to the distributions thereof.

       5. Miscellaneous.

          (a) This Agreement shall bind and inure to the benefit of the parties hereto and their respective successors and assigns.

          (b) This Agreement and the other written agreements specifically referred to herein constitute the sole agreements between or among the parties hereto relating to the subject matter hereof and merge with and supersede any and all prior agreements between them relating to such subject matter. This Agreement cannot be altered or amended except by a writing duly executed by the party against whom such alteration or amendment is sought to be enforced.

          (c) This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the sane instrument.

          (d) The headings in the Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

          (e) The representations, warranties and covenants contained herein shall survive the sale and purchase of the Shares hereunder and any disposition thereof, notwithstanding any investigation made at any time by any of the parties hereto.

       IN WITNESS WHEREOF, this Agreement has been duly executed by the parties hereto as of the date first above written.

                                       VICTORY VENTURES LLC


                                       By:  /s/ illegible signature
                                       -----------------------------




                                       ALLEN & COMPANY INCORPORATED




                                       By:  /s/ Kim M. Wieland
                                       --------------------------------


108804